Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 26, 2009, except as it relates to Notes 25 and 26 and the effects of the retrospective adoption of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” discussed in Note 1, as to which the date is January 27, 2010, relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in Eastman Kodak Company’s Current Report on Form 8-K dated January 28, 2010. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
PricewaterhouseCoopers LLP
Rochester, New York
January 28, 2010